ECHOSTAR COMMUNICATIONS CORPORATION
9601 South Meridian Boulevard
Englewood, Colorado 80112
June 2, 2006
Via EDGAR
Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Re:	EchoStar Communications Corporation
Form 10-K for the fiscal year ended December 31, 2005
Filed March 15, 2006

Form 10-Q for the quarterly period ended March 31, 2006

File No. 0-26176
Dear Mr. Spirgel:
Per the telephone conversion between Robert Carroll and Robert Rehg, VP and Associate General Counsel of EchoStar, on Thursday, June 1, 2006, EchoStar Communications Corporation plans to respond to the comments contained in the May 31, 2006 letter from the Securities and Exchange Commission on or before June 30, 2006. Should you have any questions or concerns, please feel free to contact me at (303) 723-1095.

Sincerely,
/s/ David J. Rayner
David J. Rayner
Chief Financial Officer

cc:	Kyle Moffatt, SEC
Robert Carroll, SEC
9601 South Meridian Blvd., Englewood, CO 80112 Tel: 303.723.1000 Fax: 303.723.1299